April 13, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Advanced Polymer Systems, Inc.
          Registration Statement on Form S-3 (No. 333-69815)
          --------------------------------------------------

Ladies/Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, Advanced Polymer Systems, Inc. ("Registrant") hereby applies to have the above-referenced Registration Statement (the "Registration Statement") withdrawn. Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 200,000 shares of common stock (the "Shares") for resale by Biosource Technologies, Inc. ("Biosource") pursuant to a Settlement Agreement and Release between the Registrant and Biosource dated as of December 22, 1998 (the "Settlement Agreement and Release"). The Registrant intends to exercise its right under the Settlement Agreement and Release to pay Biosource in cash, eliminating the reason for filing the Registration Statement.

No securities have been sold under the Registration Statement and all activity pursuant to the Registration Statement has been discontinued.

Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Please contact Richard Peers of Heller Ehrman White & McAuliffe at (650) 324-7025 if you have any questions regarding the withdrawal of the Registration Statement.

Very truly yours,

Advanced Polymer Systems, Inc.


/s/ Michael P.J. O'Connell
Executive Vice President and Chief Financial Officer